EXHIBIT 4.6

EQT CORPORATION

2019 RESTRICTED STOCK INDUCEMENT AWARD AGREEMENT (RATABLE VESTING)

Non-transferable

GRANT TO

Gary E. Gould
(“Grantee”)

DATE OF GRANT:	April 22, 2019
(“Grant Date”)

by EQT Corporation (the “Company”) of 190,810 restricted shares of the Company’s common stock (the “Common Stock”), pursuant to and subject to the “employment inducement award” exception of Section 303A.08 of the New York Stock Exchange Listed Company Manual, and the terms and conditions set forth in this award agreement (this “Agreement”).  Although such restricted shares are not granted under the EQT Corporation 2014 Long-Term Incentive Plan (as amended from time to time, the “Plan”), such restricted shares shall be administered in accordance with all terms and conditions of the Plan that apply to restricted shares (other than Section 4 thereof), which are incorporated into and made a part of this Agreement, to the same extent as if such restricted shares had been granted under the Plan and shall be treated for all purposes under any written employment-related agreement with Grantee as if such restricted shares had been granted under the Plan.

The grant of restricted stock under this Agreement shall not be effective unless, no later than 45 days after the Grant Date, (i) Grantee accepts the restricted shares through the Fidelity NetBenefits website, which can be found at www.netbenefits.fidelity.com and (ii) to the extent Grantee is not already subject to a confidentiality, non-solicitation and non-competition agreement with the Company, Grantee executes a confidentiality, non-solicitation and non-competition agreement acceptable to the Company.

When Grantee accepts the restricted shares awarded under this Agreement through the Fidelity NetBenefits website, Grantee shall be deemed to have (i) acknowledged receipt of the restricted shares granted on the Grant Date (the terms of which are subject to the terms and conditions of this Agreement and the Plan) and copies of this Agreement and the Plan, and (ii) agreed to be bound by all the provisions of this Agreement and the Plan.

TERMS AND CONDITIONS

1.                          Defined Terms.  Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Plan.  In addition, and notwithstanding any contrary definition in the Plan, for purposes of this Agreement:

(a)         “Cause” means: (i) Grantee’s conviction of a felony, a crime of moral turpitude or fraud or Grantee’s having committed fraud, misappropriation or embezzlement in connection with the performance of Grantee’s duties; (ii) Grantee’s willful and repeated failures to substantially perform assigned duties; or (iii) Grantee’s violation of any provision of a written employment-related agreement between Grantee and the Company or express significant policies of the Company.  If the Company terminates Grantee’s employment for Cause, the Company shall give

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Grantee written notice setting forth the reason for Grantee’s termination not later than 30 days after such termination.

(b)         “Qualifying Change of Control” means a Change of Control (as then defined in the Plan) unless (i) Grantee’s Restricted Shares are assumed by the surviving entity of the Change of Control (or otherwise equitably converted or substituted in connection with the Change of Control in a manner approved by the Committee) or (ii) the Company is the surviving entity of the Change of Control.

(c)          “Restricted Period” means the period prior to the Vesting Date when the Restricted Shares are subject to the restrictions imposed under Section 2.

(d)         “Restricted Shares” means, collectively, the original number of restricted shares awarded to Grantee on the Grant Date as designated in the first paragraph of this Agreement, together with any additional restricted shares accumulated from dividends or other distributions in accordance with Section 6 of this Agreement, that are subject to the restrictions imposed under Section 2 below that have not then expired or terminated.

(e)          “Vesting Date” is defined in Section 3 of this Agreement.

2.                          Restrictions.  Restricted Shares may not be sold, transferred, exchanged, assigned, pledged, hypothecated or otherwise encumbered. The restrictions imposed under this Section 2 shall apply to all shares of the Company’s Common Stock or other securities issued with respect to Restricted Shares hereunder in connection with any merger, reorganization, consolidation, recapitalization, stock dividend or other change in corporate structure affecting the Common Stock of the Company.

3.                          Vesting of Restricted Shares.  Except as may be otherwise provided below or under any written employment-related agreement with Grantee (including any confidentiality, non-solicitation, non-competition, change of control or similar agreement), if any, the Restricted Shares will vest and become non-forfeitable (and the restrictions imposed on the Restricted Shares under Section 2 will expire) on the earliest to occur of the following (the “Vesting Date”):

(a)                     as to one-third (1/3) of the Restricted Shares, on each of the first, second and third anniversaries of the Grant Date, provided, in each case, the Grantee has continued in the employment of the Company and/or its Affiliates through such date, or

(b)                     as to 100% of the Restricted Shares, upon the occurrence of a Qualifying Change of Control, provided Grantee has continued in the employment of the Company and/or its Affiliates through such date, or

(c)                      as to 100% of the Restricted Shares, upon (i) the involuntary termination of Grantee’s employment by the Company or its Affiliates for any reason other than Cause or (ii) Grantee’s death.

Except as may be otherwise provided under any written employment-related agreement with Grantee, if any, in the event Grantee’s employment terminates for any other reason, including retirement, at any time prior to the applicable Vesting Date, all of Grantee’s Restricted Shares will immediately be forfeited without further consideration or any act or action by Grantee.  Notwithstanding anything to the contrary in this Section 3, if Grantee’s employment is terminated voluntarily (including retirement) and Grantee remains on the board of directors of the Company or an Affiliate whose equity is publicly traded on the

New York Stock Exchange or the NASDAQ Stock Market following such termination of employment, Grantee’s Restricted Shares shall not be forfeited but shall continue to vest in accordance with the above provisions for as long as Grantee remains on such board of directors, in which case any references herein to Grantee’s employment shall be deemed to include his or her continued service on such board.

4.                          Release Requirement.

As a condition to the vesting of any unvested Restricted Shares pursuant to Section 3(c), Grantee (or Grantee’s estate or beneficiary) will be required to execute and not revoke a full release of claims in a form acceptable to the Company within 30 days of the event triggering termination.  Failure to satisfy this condition will result in forfeiture of such unvested Restricted Shares.

5.                          Delivery of Shares.  The Restricted Shares will be registered in the name of Grantee as of the Grant Date and may be held by the Company during the Restricted Period in certificated or uncertificated form. If a certificate for Restricted Shares is issued during the Restricted Period, such certificate shall be registered in the name of Grantee and shall bear a legend in substantially the following form (in addition to any legend required under applicable state securities laws): “This certificate and the shares of stock represented hereby are subject to the terms and conditions (including forfeiture and restrictions against transfer) contained in a Restricted Stock Award Agreement between the registered owner of the shares represented hereby and EQT Corporation. Release from such terms and conditions shall be made only in accordance with the provisions of such Award Agreement, copies of which are on file in the offices of EQT Corporation.”  Stock certificates for the shares, without the first above legend, shall be delivered to Grantee or Grantee’s designee upon request of Grantee after the expiration of the Restricted Period, but delivery may be postponed for such period as may be required for the Company with reasonable diligence to comply, if deemed advisable by the Company, with registration requirements under the Securities Act of 1933, listing requirements under the rules of any stock exchange, and requirements under any other law or regulation applicable to the issuance or transfer of the Restricted Shares.

6.                          Dividends and Distributions.  If the Restricted Shares are outstanding on the record date for dividends or other distributions with respect to the Company’s Common Stock, any such dividends or distributions paid with respect to such shares during the Restricted Period shall be invested in additional shares of common stock and added to the original shares.  Any additional restricted shares pursuant to this Section 6 shall be subject to the same time-vesting conditions and transfer restrictions as apply to the Restricted Shares with respect to which they relate.

7.                          Voting Rights.  Grantee shall be entitled to vote the Restricted Shares.

8.                          Payment of Taxes.  The Company or any Affiliate employing Grantee has the authority and the right to deduct or withhold, or require Grantee to remit to the employer, an amount sufficient to satisfy federal, state, and local taxes (including Grantee’s FICA obligation) required by law to be withheld with respect to any taxable event arising as a result of this award.  With respect to withholding required upon any taxable event arising as a result of this award, the employer shall satisfy the tax withholding required by withholding shares of Common Stock having a Fair Market Value as of the date that the amount of tax to be withheld is to be determined equal to the amount of tax required to be withheld.  The obligations of the Company under this Agreement will be conditional on such payment or arrangements, and the Company and, where applicable, its Affiliates will, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to Grantee.

9.                          Plan Controls.  This Agreement and Grantee’s rights hereunder are subject to all the terms and conditions of the Plan and such rules and regulations as the Committee may adopt for administration of the Plan.  It is expressly understood that the Committee is authorized to interpret and administer the Plan and this Agreement, and to make all decisions and determinations as it may deem to be necessary or advisable for the administration thereof, all of which shall be final and binding upon Grantee and the Company.  In the event of any actual or alleged conflict between the provisions of the Plan and the provisions of this Agreement, the provisions of the Plan shall be controlling and determinative.  Any conflict between this Agreement and the terms of a written employment-related agreement with Grantee effective on or prior to the Grant Date shall be decided in favor of the provisions of such employment-related agreement.

10.                   Recoupment Policy.  The award of Restricted Shares and any amounts paid to Grantee hereunder, and any cash or other benefit acquired on the sale of shares of Common Stock distributed hereunder, shall be subject to the terms and conditions of any compensation recoupment policy adopted from time to time by the Company’s board of directors or any committee of such board, to the extent such policy is applicable to Grantee and the Restricted Shares.

11.                   Relationship to Other Benefits.  The Restricted Shares shall not affect the calculation of benefits under the Company’s or its Affiliates’ qualified retirement plans or any other retirement, compensation or benefit plan or program of the Company or its Affiliates, except to the extent specifically provided in such other plan or program.  Nothing herein shall prevent the Company or its Affiliates from maintaining additional compensation plans and arrangements.

12.                   Amendment.  Subject to the terms of the Plan, this Agreement may be modified or amended by the Committee; provided that no such amendment shall materially and adversely affect the rights of Grantee hereunder without the consent of Grantee.  Notwithstanding the foregoing, Grantee hereby expressly agrees to any amendment to the Plan and this Agreement to the extent necessary to comply with applicable law or changes to applicable law (including, but not limited to, Code Section 409A) and related regulations or other guidance and federal securities laws.

13.                   Successor.  All obligations of the Company under the Plan and this Agreement, with respect to the Restricted Shares, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

14.                   Applicable Law.  This Agreement shall be governed by and construed under the laws of the Commonwealth of Pennsylvania without regard to its conflict of law provisions.

15.                   Notice.  Except as may be otherwise provided by the Plan or determined by the Committee and communicated to Grantee, notices and communications hereunder must be in writing and shall be deemed sufficiently given if either hand-delivered or if sent by fax or overnight courier, or by postage paid first class mail.  Notices sent by mail shall be deemed received five business days after mailed, but in no event later than the date of actual receipt.  Notices shall be directed, if to Grantee, at Grantee’s address indicated by the Company’s records or, if to the Company, at the Company’s principal executive office, Attention:  Corporate Director, Compensation and Benefits.

16.                   Dispute Resolution.  Any dispute regarding the payment of benefits under this Agreement or the Plan shall be resolved in accordance with the EQT Corporation Long-Term Incentive Dispute Resolution Procedures as in effect at the time of such dispute.  A copy of such procedures is available on the Fidelity NetBenefits website, which can be found at www.netbenefits.fidelity.com.

17.                   Tax Consequences to Grantee.  It is intended that: (i) until the applicable Vesting Date occurs, Grantee’s right to payment for an award under this Agreement shall be considered to be subject to a substantial risk of forfeiture in accordance with those terms as defined or referenced in Sections 83(a), 409A and 3121(v)(2) of the Code; and (ii) until the award vests on the applicable Vesting Date, Grantee shall have merely an unfunded, unsecured promise to receive such award.

18.                   Plan and Company Information.  Grantee may access important information about the Company and the Plan through the Company’s website.  Copies of the Plan and Plan Prospectus can be found by logging into the Fidelity NetBenefits website, which can be found at www.netbenefits.fidelity.com, and clicking on the “Stock Plans” tab and then following the prompts to the Plan documents.  Copies of the Company’s most recent Annual Report on Form 10-K, Proxy Statement and other information generally delivered to the Company’s shareholders can be found at www.eqt.com by clicking on the “Investors” link on the main page and then “SEC Filings.” Paper copies of such documents are available upon request made to the Company’s Corporate Secretary.